                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                  THE SECOND QUARTER 2001 FINANCIAL RESULTS

                               QUEBECOR WORLD INC.
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                Form 40-F    X
         -----                      -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
   -----                     -----

                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K


Documents index

1. Press Release dated July 26, 2001 (21/01); Financial Highlights
2. Supplemental Disclosure for the second quarter and six months ended June
   30, 2001
3. Management's Discussion and Analysis of Financial Condition and Results of Operations
4. Consolidated Financial Statements for the three and six month periods ended June 30, 2001

                                    [LOGO]



FOR RELEASE: JULY 26, 2001                                         Page 1 of 3


              QUEBECOR WORLD REPORTS SECOND QUARTER 2001 RESULTS

                 INCREASED EARNINGS PER SHARE AND NET INCOME

MONTREAL, CANADA-Quebecor World Inc. is pleased to announce for the quarter ending June 30, 2001 Earnings per Share (on a diluted basis) of $0.41 compared with $0.40 a year ago. Year to date, EPS increased 6% to $0.68 and net income increased 5% to $105.7 million.

"There is a tough economic environment in our core U.S. market but we are finding efficiencies and using alternative tools at our disposal to grow earnings for our shareholders," said Charles G. Cavell, President and CEO of Quebecor World Inc. "These numbers show Quebecor World can continue to build value for its shareholders even in difficult market conditions."

In North America, even though revenues declined by 4%, operating margins matched record levels of 11.1%. The decline in revenues is the result of the economic slowdown in the U.S. but earlier announced cost containment initiatives and continuing synergies from the World Color merger significantly muted the impact.

"In addition, our diversified product offering and our geographic platform are helping us weather the storm," added Mr. Cavell. "While not recession proof, we are certainly proving to be recession resistant. Operating margins were maintained in the U.S. despite a difficult economy and margins significantly improved in Latin America and Europe."

Europe reported positive results with revenues increasing 4% and operating income increasing 18%. This is before the unfavourable effects of currency translation.

In Latin America revenues increased 40% and operating income increased 100%.

Quebecor World's greenfield plant in Recife, the largest web offset facility in Brazil, was officially opened this quarter and it is producing telephone directories for Listel Listas Telefonicas S.A. and magazines for Editora Abril.

"We continue to see a strong future in Latin America," said Mr. Cavell. "Our strategy is to concentrate on certain key products and partner with the top customers in those product areas. This is what we have done successfully in North America and Europe and this is what we are doing in Latin America. As the leading printer in Latin America, with a population almost twice that of the U.S. we feel we are now ideally positioned to participate in this rapidly expanding market."

FOR RELEASE: JULY 26, 2001                                        Page 2 of 3

Subsequent to the end of the second quarter the Company purchased Retail Printing Corporation of Taunton, Massachusetts. Retail Printing Corporation operates state-of-the-art printing plants in Taunton and Nashville, Tennessee. At the same time Quebecor World announced it was strengthening its west coast retail capacity by expanding its facility in Merced, California. These transactions enhance Quebecor World's position as the only printer providing rotogravure and offset printing services to retail and newspaper insert customers across the entire continent.

Management continues to believe that the Company's stock is significantly undervalued. As of June 30, 2001 the Company had repurchased 1,339,100 Subordinate Voting Shares under its April 6, 2001 Normal Course Issuer Bid. The average cost per share was CDN$38.58. The Company has also committed to repurchase for cancellation an additional 1,272,600 shares at an average price per share of CDN$39.07 for settlement prior to April 2002.

Quebecor World continues to be focused on paying down debt. During the quarter the Company cancelled the remaining balance of $250 million of the $1.25 billion Revolving Credit Agreement used for the World Color acquisition. The Company's debt-to-capitalization ratio improved to 47:53 from 53:47 a year earlier.

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares and CDN$0.4219 per share on Series 4 Preferred Shares. The dividends are payable September 1st, 2001 to shareholders of record on August 17, 2001.

QUEBECOR WORLD TO WEBCAST INVESTOR CONFERENCE CALL ON JULY 26, 2001

Quebecor World Inc. will broadcast its 2001 Second Quarter Earnings conference call live over the Internet on Thursday, July 26 at 2:00 PM (EDT). The Company's financial results will be made public in a press release prior to the conference call.

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

or at:
http://www.quebecorworld.com/htmen/20_0/20_1inv_8.htm or at:
http://www.ir-live.com/en/shows.php/quebecor_world/events/2001.07.26/
?webcast_id=232

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5800 or (800) 408-3053 passcode 845781, available from July 26 to August 8, 2001.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS.

FOR RELEASE: JULY 26, 2001                                        Page 3 of 3

THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

Periods ended June 30
(In millions of US dollars, except per share amounts)
(Unaudited)

                                                            Three months                           Six months
                                                =================================      =================================
                                                  2001         2000      Change          2001         2000      Change
                                                --------     --------    ------        --------     --------    ------

CONSOLIDATED RESULTS
--------------------
Revenues                                        $1,502.3     $1,549.1     (3)%         $3,079.0     $3,179.5     (3)%
Operating income before amortization               243.0        255.9     (5)%            462.2        487.6     (5)%
Operating income                                   159.0        167.7     (5)%            295.4        305.9     (3)%
Net income                                          63.2         62.8      1 %            105.7        100.4      5 %
Cash provided from operating activities            277.2        216.9                     123.7        289.5
Free cash flow from operations*                    178.9        163.0                     (39.7)       205.9
Operating margin before amortization                16.2%        16.5%                     15.0%        15.3%
Operating margin                                    10.6%        10.8%                      9.6%         9.6%
                                                ========     ========     ===        ========       ========     ===

SEGMENTED INFORMATION
---------------------
REVENUES
    North America                               $1,252.5     $1,304.8     (4)%         $2,568.1     $2,682.5     (4)%
    Europe                                         213.3        217.9     (2)%            440.4        445.2     (1)%
    Latin America                                   36.6         26.2     40 %             70.8         51.7     37 %

OPERATING INCOME
    North America                               $  139.0     $  145.4     (4)%         $  264.0     $  265.0      - %
    Europe                                          16.3         14.9      9 %             29.1         28.3      3 %
    Latin America                                    2.4          1.2    100 %              4.3          2.9     48 %

OPERATING MARGINS
    North America                                   11.1%        11.1%                     10.3%         9.9%
    Europe                                           7.6%         6.8%                      6.6%         6.4%
    Latin America                                    6.6%         4.7%                      6.1%         5.7%
                                                ========     ========     ===        ========       ========     ===

FINANCIAL POSITION
------------------
Working capital                                                                        $   53.8     $  157.8
Total assets                                                                            6,300.9      6,529.8
Long-term debt (including convertible notes)                                            2,245.4      2,643.7
Shareholders' equity                                                                    2,521.7      2,359.4
Debt-to-capitalization                                                                    47:53        53:47
                                                                                       ========     ========

PER SHARE DATA
--------------
Earnings
   Basic                                        $   0.41     $   0.41      - %         $   0.68     $   0.65      5 %
   Diluted                                          0.41         0.40      3 %             0.68         0.64      6 %
Earnings before goodwill amortization
   Basic                                        $   0.52     $   0.52      - %         $   0.90     $   0.86      5 %
   Diluted                                          0.51         0.51      - %             0.89         0.85      5 %
Dividends on equity shares                      $   0.12     $   0.08     50 %         $   0.22     $   0.15     47 %
Book value                                                                             $  15.35     $  14.58      5 %
                                                ========     ========     ===          ========     ========     ===

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

                              QUEBECOR WORLD LOGO

                              QUEBECOR WORLD INC.
                            SUPPLEMENTAL DISCLOSURE


                             FOR THE SECOND QUARTER
                                 AND SIX MONTHS
                              ENDED JUNE 30, 2001





                      FOR PUBLIC RELEASE ON JULY 26, 2001

     http://www.quebecorworld.com/htmen/20_0/pdf/01Q2-Suppl.Disclosure.pdf

QUEBECOR WORLD
-------------------------------------------------------------------------------
SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2001
                                                                           PAGE
  1.  HIGHLIGHTS                                                              1
-------------------------------------------------------------------------------
  2.  RECENT DEVELOPMENTS                                                     4
-------------------------------------------------------------------------------
  3.  PROGRESS REPORT: 1999 RESTRUCTURING PLAN                                6
-------------------------------------------------------------------------------
  4.  MANAGEMENT APPOINTMENTS                                                 7
-------------------------------------------------------------------------------
  5.  CORPORATE FINANCE                                                       8
-------------------------------------------------------------------------------
  6.  SEGMENTED RESULTS OF OPERATIONS                                        10
-------------------------------------------------------------------------------
  7.  BREAKDOWN OF REVENUES                                                  14
-------------------------------------------------------------------------------
  8.  FINANCIAL CONDITION                                                    15
-------------------------------------------------------------------------------
  9.  DISCUSSION OF CONSENSUS EARNINGS                                       16
-------------------------------------------------------------------------------
 10.  MARKET CONDITIONS                                                      17
-------------------------------------------------------------------------------
 11.  MANAGEMENT OUTLOOK AND FINANCIAL GUIDANCE                              18
-------------------------------------------------------------------------------

Certain information included in this document is forward-looking and is subject to important risk and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the impact of technological and market change; the ability of Quebecor World Inc. to integrate the operations of acquired businesses in an effective manner; general industry and market conditions and growth rates, including interest rate and currency exchange fluctuations; and the impact of consolidation in the printing industry.

All dollar amounts in US dollars unless otherwise noted
-------------------------------------------------------------------------------

1. HIGHLIGHTS
-------------------------------------------------------------------------------
CONSOLIDATED RESULTS

THREE MONTHS ENDED JUNE 30, 2001

STABLE RESULTS: Quebecor World maintained stable earnings per share during the second quarter, despite adverse economic conditions in North America and continuing weakness in european currencies.

REVENUES: For the second quarter ended June 30, 2001, revenues were $1,502 million, down 3% from 2000.

OPERATING INCOME: Operating income decreased 5% to $159 million compared to $168 million for the corresponding period last year. The operating income margin for the quarter decreased slightly from 10.8% in 2000 to 10.6% in 2001.

EARNINGS PER SHARE: Earnings per share for the second quarter ending June 30, 2001 was $0.41 on a fully diluted basis, up slightly from $0.40 for the same period in 2000.

CASH EARNINGS PER SHARE: Cash Earnings per share for the second quarter ending June 30, 2001 were $0.51 on a fully diluted basis, the same as for the second quarter of 2000.

FREE CASH FLOW: Free Cash Flow from operations was $179 million during the second quarter, compared to $163 million during the same period last year.

SIX MONTHS ENDED JUNE 30, 2001

STABLE RESULTS: Quebecor World achieved record earnings per share for the 6-month period ended June 30, 2001, despite adverse economic conditions in North America and continuing weakness in european currencies.

REVENUES: For the six months ended June 30, 2001, revenues were $3,079 million, down 3% from 2000.

OPERATING INCOME: Operating income decreased 3% to $295 million compared with $306 million for the corresponding period last year. The operating income margin for 2001 and 2000 was stable at 9.6%.

EARNINGS PER SHARE: Earnings per share for the six months ended June 30, 2001 were $0.68 on a fully diluted basis, an increase of 6% from $0.64 in 2000.

CASH EARNINGS PER SHARE: Cash Earnings per share for the six months ended June 30, 2001 were $0.89, an increase of 5% from $0.85 in 2000.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 1

-------------------------------------------------------------------------------
CONSOLIDATED RESULTS

(IN $ MILLIONS EXCEPT MARGINS
AND PER SHARE DATA)                                 FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                       2001      Change    2000            2001       Change     2000
                                                     ---------------------------          -----------------------------
Revenues(1)                                         $ 1,502        -3%    1,549           $ 3,079       -3%     $ 3,180
EBITDA(1)                                               243        -5%      256               462       -5%         488
Operating income(1)                                     159        -5%      168               295       -3%         306
Net income - cash basis                                  79         -        79               137       +3%         133
Net income                                               63         1%       63               106       +5%         100
Earnings per share                  Basic            $ 0.41         -    $ 0.41            $ 0.68       +5%      $ 0.65
Earnings per share                  Diluted          $ 0.41         3%   $ 0.40            $ 0.68       +6%      $ 0.64
Earnings per share - cash basis     Basic            $ 0.52         -    $ 0.52            $ 0.90       +5%      $ 0.86
Earnings per share - cash basis     Diluted          $ 0.51         -    $ 0.51            $ 0.89       +5%      $ 0.85
EBITDA  margin                                         16.2%               16.5%             15.0%                 15.3%
Operating margin                                       10.6%               10.8%              9.6%                  9.6%
-----------------------------------------------------------------------------------------------------------------------

(1) CD-ROM replication business had revenues of $18M, EBITDA of $3M and EBIT of $2M for the 3 month period ended June 30, 2000.

    CD-ROM replication business had revenues of $37M, EBITDA of $5M and EBIT of $3M for the 6 month period ended June 30, 2000.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 2

-------------------------------------------------------------------------------
IMPACTS OF CURRENCY TRANSLATION AND OTHER FACTORS
(in $ millions, except per share data)


IMPACT ON:                                                   1st Quarter         2nd Quarter          Year to Date
                                                             -----------         -----------          ------------
Revenues              Weaker foreign currencies                  ( 31)                ( 28)                ( 59)
                      Sale of CD-ROM and fulfilment              ( 20)                ( 18)                ( 37)
                      Business Acquisitions                         8                   10                   18
                                                               ------               ------               ------
                      TOTAL                                      ( 43)                ( 35)                ( 78)
                                                               ------               ------               ------
Operating Income      Weaker foreign currencies                 ( 1.8)               ( 1.9)               ( 3.7)
                      Sale of CD-ROM and fulfilment             ( 1.8)               ( 1.5)               ( 3.3)
                      Business Acquisitions                       0.9                  1.1                  2.0
                      Non-operating expenses                    ( 2.3)               ( 0.4)               ( 2.7)
                                                               ------               ------               ------
                      TOTAL                                     ( 5.0)               ( 2.7)               ( 7.7)
                                                               ------               ------               ------

Earnings Per Share    Weaker foreign currencies               ($ 0.01)             ($ 0.01)             ($ 0.02)
                      Sale of CD-ROM and fulfilment            ( 0.01)              ( 0.01)              ( 0.02)
                      Business Acquisitions                      0.01                 0.00                 0.01
                      Non-operating expenses                   ( 0.02)              ( 0.00)              ( 0.02)
                                                               ------               ------               ------
                      TOTAL                                   ($ 0.03)             ($ 0.02)             ($ 0.05)
                                                              -------              -------              -------

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 3

2. RECENT DEVELOPMENTS
-------------------------------------------------------------------------------
CONTINUED EXPANSION IN LATIN AMERICA

Quebecor World Inc. purchased for $24 million ($18 million cash and $6 million through the issuance of convertible notes), the minority and partnership interests previously held by the AGUIRRE GROUP in Quebecor World's printing operations in Argentina, Peru and Columbia. The transaction was effective as of January 1, 2001.

In May, 2001 Quebecor World entered into a long term printing agreement with ADSA, the directory publishing subsidiary of Mexico's largest telecommunications company, TELMEX. Under the agreement, Quebecor World will print a major portion of Mexico's telephone directories in a new facility to be located in the Mexico City area.

In May, 2001 Quebecor World entered a long term printing agreement with EDITORIAL ESTRADA, one of Argentina's leading publishers of school textbooks. The contract is valued at more than $30 million over its ten-year term.

On June 22, 2001 Quebecor World officially opened its newly-constructed printing facility in Recife, Brazil. The facility prints magazines for EDITORA ABRIL, Latin America's largest publisher, and directories for LISTEL, a subsidiary of BellSouth Corporation and one of the region's largest directory publishers.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 4

-------------------------------------------------------------------------------
EXPANSION OF U.S. RETAIL PLATFORM

In June, 2001 Quebecor World entered a definitive agreement to purchase for a cash consideration of $100 million plus assumed debt of $30 million the RETAIL PRINTING CORPORATION of Taunton, Massachussets. Retail Printing Corporation operates two state-of-the-art offset printing plants located in Taunton and in Nashville, Tennessee. The acquisition, which closed on July 11, 2001, is expected to provide approximately $0.02 of accretion to earnings per share on an annualized basis.

At the same time, the Company announced that it will be expanding its printing platform on the U.S. west coast to enhance its ability to service retail customers in that area. The first part of this expansion is the purchase of a new web offset press to be installed in the Company's existing facility in Merced, California.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 5

3. PROGRESS REPORT
-------------------------------------------------------------------------------
1999 RESTRUCTURING PLAN

     YEAR       PROJECT                                  STATUS
     2000       Corporate services integration           Completed.
     2000       Sales force integration                  Completed.
     2000       Digital services                         Completed.
     2000       San Jose                                 Completed.
     2000       Sherwood                                 Completed.
     2000       Houston                                  Completed.
     2000       Nashville                                Completed.
     2000       St-Paul                                  Completed.
     2000       Vermont                                  Completed.
     2000       Dresden                                  Completed.
     2000       Pawtucket                                Completed.
     2001       Salem                                    Closed May 31, 2001.
     2001       Omaha                                    Closed April 30, 2001.
     2001       Erlanger                                 Closed April 30, 2001.
     2001       Other US cost containment                Completed


CASH RESTRUCTURING COSTS

As part of the restructuring plan adopted in 1999, the Company incurred $27 million of cash restructuring costs in the second quarter of 2001. Total cash restructuring costs incurred to date under the 1999 plan are $115 million. As at the end of June, 2001 the 1999 restructuring plan and merger integration initiatives are essentially completed.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 6

4. MANAGEMENT APPOINTMENTS
-------------------------------------------------------------------------------

JEFFREY L. PETERSON has joined Quebecor World North America as Senior Vice President, eBusiness. Jeffrey was formerly Vice President of Global eBusiness for Dupont E I De Nemours & Co., a $28 billion Fortune 500 company. Jeffrey will define and develop for Quebecor World a comprehensive eBusiness strategy, which will drive the use of eBusiness applications throughout the Company, to achieve further competitive advantage and cost savings.

DAVID BLAIR has been appointed as Quebecor World's Vice President of Manufacturing, Environment and Technology. David has more than thirty years of experience in the printing industry, the last twelve of which have been with Quebecor World. David replaces GILBERT MARTINET who, after 26 years with Quebecor World, has chosen to retire from full-time responsibilities with the Company. Gilbert will continue to serve Quebecor World as Consultant.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 7

5. CORPORATE FINANCE
-------------------------------------------------------------------------------
NORMAL COURSE ISSUER BID

As at June 30, 2001 the Corporation had purchased a total of 1.3 million Subordinate Voting Shares under its 2001 normal course issuer bid program, which commenced April 6, 2001. It had purchased 3.2 million shares under its 2000 program, which expired April 5, 2001. Total repurchases made during the six month period ending June 30, 2001 were 4.5 million shares for a cash consideration of US$115 million. As at June 30, 2001, the Company also had outstanding forward contracts to purchase an additional 1.3 million shares for settlement prior to April 5, 2002.

NORMAL COURSE SHARE REPURCHASES               2000 PROGRAM      2001 PROGRAM             TOTAL
-------------------------------               ------------      ------------           ----------
Number of Shares Purchased                      3,188,492           1,339,100           4,527,592
Average Price per Share (Cdn $)                    $35.99              $38.58              $36.75
Average Price per Share (US $)                     $24.82              $26.60              $25.34

Shares Committed under Forward Contracts                            1,272,600           1,272,600
Average Price per Share (Cdn $)                                        $39.07              $39.07
Average Price per Share (US $)                                         $25.80              $25.80

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 8

-------------------------------------------------------------------------------

ACQUISITION BANK FACILITY

On June 18, 2001 the Corporation cancelled the $250 million remaining undrawn balance of the $1.25 billion World Color Acquisition Credit Facility.

MOODY'S CREDIT RATING

On June 29, 2001 Moody's Investors Service confirmed Quebecor World's Baa2 rating on senior unsecured debt and revised its outlook on the Company from negative to stable.

CANADIAN COMMERCIAL PAPER PROGRAM

On June 27, 2001 Quebecor World increased the size of its Canadian commercial paper program from the Canadian dollar equivalent of US$250 million to the Canadian dollar equivalent of US$350 million.

CONSENT SOLICITATION FOR QUEBECOR WORLD (USA) INC. SENIOR SUBORDINATED NOTES

On July 10th, 2001 Quebecor World (USA) Inc. initiated a consent solicitation to holders of the Senior Subordinated Notes originally issued by World Color Press (the "World Color Notes"). The solicitation provides for a cash payment in consideration for certain amendments to the Notes such that they will no longer be subordinated to, and will effectively rank parri passu with other senior unsecured obligations of Quebecor World Inc. In addition, certain restrictive covenants contained in the World Color Notes will be modified to conform to analagous covenants contained in Quebecor World's other senior obligations. The requisite consents were delivered by the July 24, 2001 expiry date.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                           PAGE 9

6. SEGMENTED RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
NORTH AMERICA

(IN $ MILLIONS EXCEPT MARGINS)                      FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                       2001      Change    2000            2001       Change     2000
                                                     ---------------------------          -----------------------------
Revenues(1)                                         $ 1,252         -4%   $ 1,305         $ 2,568       -4%     $ 2,683

EBITDA(1)                                               208         -5%       220             401       -4%         417

Operating income(1)                                     139         -4%       145             264        -          265

EBITDA  margin                                         16.6%                 16.8%           15.6%                 15.6%

Operating margin                                       11.1%                 11.1%           10.3%                  9.9%


(1) CD-ROM replication business had revenues of $18M, EBITDA of $3M and EBIT of $2M for the 3 month period ended June 30, 2000.

    CD-ROM replication business had revenues of $37M, EBITDA of $5M and EBIT of $3M for the 6 month period ended June 30, 2000.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 10

-------------------------------------------------------------------------------
EUROPE (US$)

(IN $ MILLIONS EXCEPT MARGINS)                      FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                       2001      Change    2000            2001       Change     2000
                                                     ---------------------------          -----------------------------
Revenues                                            $ 213           -2%   $ 218           $ 440          -1%    $ 445

EBITDA                                                 29           +9%      27              55          +2%       54

Operating income                                       16           +9%      15              29          +3%       28

EBITDA  margin                                       13.7%                 12.4%           12.4%                 12.0%

Operating margin                                      7.6%                  6.8%            6.6%                  6.4%


-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 11

-------------------------------------------------------------------------------
EUROPE (EURO)

(IN EURO MILLIONS EXCEPT MARGINS)                      FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                         2001      Change      2000            2001       Change     2000
                                                       ----------------------------          -----------------------------
Revenues                                            euro 244         +4%    euro 234        euro 490       +6%    euro 464

EBITDA                                                    34         +16%         29              61       +9%          56

Operating income                                          19         +18%         16              33      +10%          30

EBITDA  margin                                          13.7%                   12.4%           12.4%                 12.0%

Operating margin                                         7.6%                    6.8%            6.6%                   6.4%


-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 12

-------------------------------------------------------------------------------
LATIN AMERICA

(IN US$ MILLIONS EXCEPT MARGINS)                      FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                         2001      Change      2000            2001       Change     2000
                                                       ----------------------------          -----------------------------
Revenues                                              $ 37            +40%    $ 26            $ 71           +37%   $ 52

EBITDA                                                   4            +54%       3               8           +30%      6

Operating income                                         2           +100%       1               4           +48%      3

EBITDA  margin                                        11.7%                   10.7%           11.2%                 11.8%

Operating margin                                       6.5%                    4.7%            6.1%                  5.7%


-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 13

7. BREAKDOWN OF REVENUES
-------------------------------------------------------------------------------

(IN US$ MILLIONS EXCEPT MARGINS)                      FOR THE 3 MONTHS ENDED JUNE 30      FOR THE 6 MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------------------------------------------
                                                       2001      Change      2000            2001       Change     2000
                                                       --------------------------          -----------------------------
Magazines                                             $ 421         -1%     $ 425           $ 864          -4%    $ 903

Retail Inserts                                          298         +7%       278             575          +6%      542

Catalogs                                                224         -4%       233             488          -1%      495

Specialty printing and Direct Mail                      200         -4%       209             414         -13%      478

Books                                                   166        -14%       193             353         -12%      400

Directories                                              99         +3%        96             191          +9%      175

Pre-media, logistics and other value added services      94        -19%       116             194          +4%      187
                                                      -----        ----     -----           -----          ---    -----
TOTAL                                                 1,502         -3%     1,549           3,079          -3%    3,180
                                                      =====        ====     =====           =====          ===    =====


-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 14

8. FINANCIAL CONDITION
-------------------------------------------------------------------------------
SUMMARIZED CONSOLIDATED BALANCE SHEETS

(in $ millions except financial ratios)        30-Jun-01            %          30-Jun-00
----------------------------------------------------------------------------------------
Non-cash working capital(1)                      $  167          -29%          $  236

Net fixed assets                                  2,684           -4%           2,796

Total assets                                      6,301           -4%           6,530

Shareholders' equity                              2,522           +7%           2,359

Long-term debt                                    2,051          -16%           2,435

Convertible debentures                              112          -33%             167

Debt:Equity                                       47:53                         53:47

EBITDA Coverage Ratio(2)                            4.7                           4.8

EBIT Coverage Ratio(2)                              3.2                           3.1

(1) Before restructuring liabilities
(2) Trailing 12-month, before restructuring and other charges

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 15

9. DISCUSSION OF CONSENSUS EARNINGS
-------------------------------------------------------------------------------

                                                       EARNINGS PER SHARE(1),(2)
---------------------------------------------------------------------------------------------------------------------------------
                  FIRST QUARTER         SECOND QUARTER            THIRD QUARTER         FOURTH QUARTER                FULL YEAR
---------------------------------------------------------------------------------------------------------------------------------
                     EPS     %            EPS      %               EPS      %             EPS      %                EPS        %
---------------------------------------------------------------------------------------------------------------------------------
    1998           $ 0.16   +7%          $ 0.31   +15%          $ 0.38     +27%          $ 0.44     +10%          $ 1.29     +15%
    1999           $ 0.18   +13%         $ 0.36   +16%          $ 0.43     +13%          $ 0.58     +32%          $ 1.55     +20%
    2000           $ 0.24   +33%         $ 0.40   +11%          $ 0.58     +35%          $ 0.69     +19%          $ 1.89     +22%
    2001           $ 0.27   +13%         $ 0.41   +3%           $ 0.67(3)  +16%          $ 0.80(3)  +16%          $ 2.17(3)  +15%
---------------------------------------------------------------------------------------------------------------------------------

                                                          SUMMARY OF EARNINGS ESTIMATES
---------------------------------------------------------------------------------------------------------------------------------
                            FIRST QUARTER      SECOND QUARTER        THIRD QUARTER           FOURTH QUARTER             FULL YEAR
---------------------------------------------------------------------------------------------------------------------------------
Average(4)                                           $0.42                 $0.68                  $0.81                   $2.16
High(4)                                              $0.43                 $0.71                  $0.84                   $2.22
Low(4)                                               $0.41                 $0.62                  $0.75                   $2.05
Number of Analysts                                      12                    10                     10                      13

First Call Estimates                                 $0.42                 $0.67                  $0.80                   $2.17
IQW Guidance - May 1                                 $0.41(5)                                                       $2.10 - $2.25
---------------------------------------------------------------------------------------------------------------------------------

(1) Before restructuring and other charges.
(2) Diluted earnings per share

(3) Earnings estimates based on consensus according to First Call, a Thomson company as at July 24, 2001.
(4) Earnings estimates based on management's survey of sell-side analysts as at July 24, 2001.
(5) IQW Management identified during its May 1st 2001 conference call that Q2 EPS downside of $0.41 if the U.S. economy continued to underperform

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 16

10. MARKET CONDITIONS
-------------------------------------------------------------------------------

MARKET CONDITION

Following several years of strong growth in the sector, the U.S. printing industry is currently experiencing the most dramatic year-over-year decline in demand in over 25 years. For example, total magazine advertising expenditures for the month of June 2001 declined 8% from June, 2000, while the number of advertising pages produced fell in excess of 18% versus the previous year. The advertising page count has deteriorated progressively throughout the first half of the year.

U.S. Magazine Advertising                                          2001 versus 2000
-------------------------------------------------------------------------------------------------------------------------

                            Jan           Feb            Mar             Apr            May          June            YTD
-------------------------------------------------------------------------------------------------------------------------
Advertising Revenues        5%             1%             2%             -1%            -9%           -8%            -3%
-------------------------------------------------------------------------------------------------------------------------
Advertising Page Count      1%            -10%           -8%            -10%           -17%          -19%            -11%
-------------------------------------------------------------------------------------------------------------------------

IMPACT ON QUEBECOR WORLD SECOND QUARTER RESULTS

As indicated on Page 14 above, the impact of the current market conditions on Quebecor World's revenues has been most pronounced in three of the Company's core business segments, notably Specialty printing and direct mail (down 13% for the first half of 2001 compared to 2000), Books (down 12% on the same basis) and Magazines (down 4%). The book segment has been negatively impacted as publishers continue to work down their existing inventories.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 17

11. MANAGEMENT OUTLOOK  & FINANCIAL GUIDANCE
-------------------------------------------------------------------------------

MARKET OUTLOOK

Visibility for print demand in the second half of 2001 is very limited. Industry participants generally do not anticipate a strong turnaround before 2002. Declining interest rates, reduced paper prices and the impact of a progressively improving U.S. economy are expected to contribute to a gradual return to growth in 2002.

QUEBECOR WORLD EARNINGS GUIDANCE

Management of Quebecor World communicated on May 1, 2001 guidance for 2001 earnings per share in the range of $2.15 to $2.25, or $2.10 in the absence of an economic recovery in the U.S. Management indicated that these earnings levels would include the impact of share repurchases and certain accretive acquisitions. Although the U.S. economy has in fact deteriorated further since the May 1 guidance, Management maintains its guidance of $2.10 earnings per share, but due to reduced visibility and economic uncertainty, has reduced its range for growth in earnings per share for full year 2001 to between 8% and 14%, representing earnings per share of between $2.05 and $2.15. This range is within the current range of earnings estimates. In its efforts to achieve this earnings level, Management of Quebecor World intends to continue its share repurchase program, subject to trading levels, capital markets conditions and other factors. In addition, it will consider further niche acquisitions which are accretive to earnings.

-------------------------------------------------------------------------------
QUEBECOR WORLD                                                          PAGE 18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value-added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

During the second quarter of 2001, Quebecor World's Greenfield plant in Recife was officially opened producing telephone directories and magazines.

Subsequent to the end of the second quarter, the Company purchased Retail Printing Corporation of Taunton, Massachusetts, with its two plants in Taunton and Nashville, Tennessee. The Company also announced the expansion of its facility in Merced, California to strengthen its west coast retail platform.

RESULTS OF OPERATIONS

Six months ended June 30, 2001 compared to six months ended June 30, 2000

REVENUES

Consolidated revenues were $3,079 million compared with $3,179 million in 2000, a decrease of 3%. The shortfall compared with 2000 is primarily due to the economic slowdown in the United States. European revenue improved compared with last year, excluding the unfavourable effect of currency translation. Latin American revenues increased 37% over the previous year, explained by business acquisitions in the first quarter as well as organic growth.

OPERATING EXPENSES

Cost of sales decreased $70 million or 3% to $2,381 million in 2001 from $2,451 million in 2000. Gross profit margins slightly decreased to 22.7% in 2001 from 22.9% in 2000, mainly due to lower revenues in the United States and a significant increase in energy costs.

Selling, general and administrative expenses decreased by $5 million to $236 million in 2001 from $241 million in 2000. The first quarter of 2001 includes $2 million in non-operating expenses related to plant shutdown, equipment relocation and installation. Excluding these non-operating expenses, selling, general and administrative expenses, as a percentage of revenues, were at 7.6%, same as the comparative six month period in 2000.

Net income for the six month period ended June 30, 2001 rose to $106 million or $0.68 per share (on a diluted basis) from $100 million or $0.64 per share in 2000. On a cash basis, before goodwill amortization, earnings per share was $0.89, a 5% increase compared to $0.85 last year.

                                      - 1 - Depreciation and
amortization was $167 million in 2001 compared with $182 million in the previous year. The decrease primarily reflects equipment shutdown, earlier this year, as part of the restructuring activities in North America, as well as the write-down of assets in 2000. We expect to spend approximately $250 million in 2001 on capital expenditures.

Operating income was unfavourably impacted by foreign exchange translation in Europe, Canada and Latin America.

Financial expenses decreased by $10 million to $106 million in 2001 from $116 million in 2000. The reduced interest was a result of lower volume and rates on long-term debt, lower rates on the securitization program and the issuance of preferred shares in the first quarter of 2001. This has been partly offset by the interest on capital spending and the normal course issuer bid programs. As at June 30, 2001, the EBITDA coverage ratio was 4.7 times compared with 4.6 times as at December 31, 2000 and with 4.8 at the end of the second quarter of 2000.

The effective tax rate was 26.7% for the first six months of 2001 compared with 27.8% for the full year 2000 and 29.7% for the six month period ended June 30, 2000. The lower tax rate is due to a reduction in income from the United States and an increased income generated in low tax based countries.

RESTRUCTURING AND OTHER CHARGES

During 2000, the Company implemented restructuring initiatives for $18 million resulting in the termination of employees and, in addition, the write-down of assets for $10 million. These initiatives covered further integration of European facilities, as well as consolidation of administrative and production functions, and increased focus on conversion to digital pre-media. Non-cash items mainly covered further assets rendered idle as a result of the restructuring undertaken in 1999. The Company used $9 million of the restructuring reserve during the period ended June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations amounted to $124 million for the first six months of 2001 compared with $289 million for the same period of 2000. Working capital was $54 million at June 30, 2001 compared with a deficiency of $67 million at December 31, 2000 and a working capital of $158 million at June 30, 2000. The decrease of $ 104 million when compared with June 30, 2000 was mainly due to improved billing and a higher level of utilization of securitization programs. The increase from December is explained by lower trade payables at the end of the second quarter, partly offset by lower trade receivables due to seasonality of our business.

During the six month period ended June 30, 2001, we repurchased for cancellation under the Normal Course Issuer Bid announced on April 4, 2000, a total of 3,188,492 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately Cdn$115 million ($ 79 million), at an average cost per share of Cdn$35.99 ($ 24.82). Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.

On April 2, 2001, the Company announced a new Normal Course Issuer Bid program which will expire on April 5, 2002. Under the 2001 program, the Company has repurchased for cancellation a total of 1,339,100 Subordinate Voting Shares for a total cost of approximately Cdn$52 million ($ 36 million), at an average cost per share of Cdn$38.58 ($ 26.60). The Company also committed to repurchase for cancellation 1,272,600 shares at an average price per share of approximately Cdn$39.07 ($ 25.80) for settlement in July 2001, March and April 2002.

Capital expenditures, net of proceeds from disposals, totaled $94 million and $51 million in the second quarter of 2001 and 2000, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we currently anticipate to invest approximately $250 million in 2001, including $150 million on new equipment and $75 million on replacement of existing equipment and environmental compliance. The balance of $25 million will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.


FINANCIAL POSITION

At June 30, 2001 and 2000, our total debt was $2,247 million and $2,647 million respectively. Our debt to capitalization ratio was 47:53, the same as at December 31, 2000 and was 53:47 at June 30, 2000. The decrease in our debt, compared to the prior year, was explained by the Company's focus on paying down bank borrowings. Our securitization of accounts receivable programs amounted to $602 million as of June 30, 2001, compared with $462 million as at June 30, 2000 and $572 million as of December 31, 2000.

At the end of February 2001, the Company issued in the Canadian capital markets a total of 8 million 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.28) per share, for aggregate proceeds of Cdn$200 million ($130 million).

At the end of March 2001, the Company issued $250 million Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and bear interest at 7.2% annually. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private debt market to $621 million for maturities ranging between 5 and 20 years. Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

During the six month period of 2001, the Company cancelled the remaining balance of its $1.25 billion bank facility established at the time of the World Color merger.

On June 29, 2001, Moody's confirmed Quebecor World Inc. Baa2 senior unsecured and Baa3 subordinated ratings, and revised its outlook to stable from negative.


RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at June 30, 2001, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated. The impact of that change is presented in Note 7 of the quarterly financial statements.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.


FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended June 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                  Three months                  Six months
                                                             =======================     =======================
                                                                2001         2000           2001         2000
                                                             ----------   ----------     ----------   ----------
Revenues                                                     $1,502,269   $1,549,052     $3,079,012   $3,179,491

Operating expenses:
     Cost of sales                                            1,146,580    1,178,193      2,381,243    2,451,074
     Selling, general and administrative                        112,703      114,889        235,594      240,792
     Depreciation and amortization                               83,997       88,278        166,790      181,687
                                                             ----------   ----------     ----------   ----------
                                                              1,343,280    1,381,360      2,783,627    2,873,553
                                                             ----------   ----------     ----------   ----------

OPERATING INCOME                                                158,989      167,692        295,385      305,938

Financial expenses                                               51,866       54,466        106,231      115,560
                                                             ----------   ----------     ----------   ----------
Income before income taxes                                      107,123      113,226        189,154      190,378
Income taxes                                                     27,794       33,661         50,599       56,543
                                                             ----------   ----------     ----------   ----------
Income before minority interest                                  79,329       79,565        138,555      133,835
Minority interest                                                   749          672          1,642        1,114
                                                             ----------   ----------     ----------   ----------
NET INCOME BEFORE GOODWILL AMORTIZATION                          78,580       78,893        136,913      132,721
Goodwill amortization, net of taxes                              15,379       16,120         31,256       32,339
                                                             ----------   ----------     ----------   ----------
NET INCOME                                                   $   63,201   $   62,773     $  105,657   $  100,382
Net income available to holders of preferred shares               4,624        2,533          7,840        5,115
                                                             ----------   ----------     ----------   ----------
Net income available to holders of equity shares             $   58,577   $   60,240     $   97,817   $   95,267
                                                             ----------   ----------     ----------   ----------
EARNINGS PER SHARE (NOTE 7)
     Basic                                                   $     0.41   $     0.41     $     0.68   $     0.65
     Diluted                                                 $     0.41   $     0.40     $     0.68   $     0.64

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION
     Basic                                                   $     0.52   $     0.52     $     0.90   $     0.86
     Diluted                                                 $     0.51   $     0.51     $     0.89   $     0.85
                                                             ----------   ----------     ----------   ----------
Average number of equity shares outstanding (in thousands)
     Basic                                                      142,719      147,434        143,888      147,571
     Diluted                                                    147,331      152,177        148,171      152,301
                                                             ----------   ----------     ----------   ----------

RETAINED EARNINGS:
Balance, beginning of period                                 $  875,881   $  674,927     $  870,272   $  650,155
     Net income                                                  63,201       62,773        105,657      100,382

                                      - 6 -

     Shares and convertible notes repurchased                   (32,315)      (4,360)       (49,405)      (4,269)
     Share issue expenses (note 6(a))                                 -            -         (2,990)          -
     Dividends:
         Equity shares                                          (17,162)     (11,759)       (31,473)     (22,098)
         Preferred shares                                        (4,663)      (2,485)        (7,119)      (5,074)
                                                             ----------   ----------     ----------   ----------
Balance, end of period                                       $  884,942   $  719,096     $  884,942   $  719,096
                                                             ==========   ==========     ==========   ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30
(In thousands of US dollars)
(Unaudited)

                                                                  Three months                  Six months
                                                             =======================     =======================
                                                                2001         2000           2001         2000
                                                             ----------   ----------     ----------   ----------
OPERATING ACTIVITIES:
     Net income                                              $   63,201   $   62,773     $  105,657   $  100,382
     Non-cash items in net income:
         Depreciation of property, plant and equipment           78,473       82,363        155,518      168,978
         Amortization of goodwill and deferred charges           20,904       22,035         42,528       45,048
         Amortization of deferred financing costs                   447        1,292          1,723        4,180
         Deferred income taxes                                   24,830       23,136         39,703       35,620
         Other                                                    1,644       (1,253)         3,092         (137)

     Changes in non-cash balances related to operations:
         Trade receivables                                      121,506       59,608         65,045      140,205
         Inventories                                             33,067        8,970         27,075        8,930
         Trade payables and accrued liabilities                 (29,209)     (23,675)      (244,424)    (180,381)
         Other current assets and liabilities                   (12,099)     (19,879)       (16,384)     (18,872)
         Other non-current assets and liabilities               (25,513)       1,530        (55,808)     (14,474)
                                                             ----------   ----------     ----------   ----------
     Cash provided from operating activities                    277,251      216,900        123,725      289,479

FINANCING ACTIVITIES:
     Net change in bank indebtedness                               (653)      (2,645)        (1,876)      (2,541)
     Net proceeds from issuance of equity shares                  2,567        1,021          5,178        2,051
     Repurchases of shares for cancellation                     (74,237)     (12,842)      (114,639)     (12,842)
     Net proceeds from issuance of preferred shares                   -            -        127,211            -
     Issuance (repayments) of long-term debt and
       convertible notes                                       (106,636)    (144,221)        16,437     (184,543)
     Dividends on equity shares                                 (17,162)     (11,759)       (31,473)     (22,098)
     Dividends on preferred shares                               (4,663)      (2,485)        (7,119)      (5,074)
     Dividends to minority shareholders                          (1,470)          -          (1,470)           -
                                                             ----------   ----------     ----------   ----------
     Cash used by financing activities                         (202,254)    (172,931)        (7,751)    (225,047)

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and cash
       equivalents (note 2)                                         825         (545)       (36,861)        (545)
     Additions to property, plant and equipment                 (94,501)     (59,652)      (158,001)    (102,446)
     Net proceeds from disposal of other assets                     794        8,237          1,704       23,919
                                                             ----------   ----------     ----------   ----------

                                      - 8 -

     Cash used by investing activities                          (92,882)     (51,960)      (193,158)     (79,072)

Effect of exchange rate changes on cash and cash
   equivalents                                                   16,263        8,529         24,813       14,903
                                                             ----------   ----------     ----------   ----------
Net (decrease) increase in cash and cash equivalents             (1,622)         538        (52,371)         263

Cash and cash equivalents, beginning of period                    1,983        3,338         52,732        3,613
                                                             ----------   ----------     ----------   ----------
Cash and cash equivalents, end of period                     $      361   $    3,876     $      361   $    3,876
                                                             ==========   ==========     ==========   ==========
Supplemental cash flow information:

Interest paid                                                $   33,494   $   53,869     $   99,226   $  119,352
Income taxes paid                                                26,977       32,816         48,921       37,125
                                                             ==========   ==========     ==========   ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

                                                                   June 30     December 31         June 30
                                                               (Unaudited)       (Audited)     (Unaudited)
                                                               -----------     -----------     -----------
                                                                     2001             2000            2000
                                                               -----------     -----------     -----------
ASSETS
Current assets:
     Cash and cash equivalents                                 $      361       $   52,732      $    3,876
     Trade receivables, net of allowances for
       doubtful accounts of $19,242, $17,823 and
       $19,060 respectively (note 3)                              514,286          584,047         582,819
     Receivables from related parties                               4,414            3,048           3,561
     Inventories                                                  433,720          461,340         470,882
     Deferred income taxes                                         57,932           58,083          32,185
     Prepaid expenses                                              38,989           26,024          29,945
                                                               ----------       ----------      ----------
                                                                1,049,702        1,185,274       1,123,268
Property, plant and equipment, net of accumulated
   depreciation of $1,376,475, $1,262,281 and  $1,285,889
   respectively                                                 2,684,120        2,682,983       2,795,690
Goodwill, net of accumulated amortization
   of $173,859, $144,114 and $128,094 respectively              2,406,553        2,459,510       2,474,426
Other assets                                                      160,518          156,893         136,381
                                                               ----------       ----------      ----------
                                                               $6,300,893       $6,484,660      $6,529,765
                                                               ==========       ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank indebtedness                                         $    1,071       $    3,129      $    3,094
     Trade payables                                               486,515          632,550         479,864
     Accrued liabilities                                          423,229          522,907         423,372
     Income and other taxes                                         3,285            6,011          17,762
     Current portion of long-term debt and convertible notes       81,811           87,212          41,371
                                                               ----------       ----------      ----------
                                                                  995,911        1,251,809         965,463

Long-term debt (note 5)                                         2,051,188        2,015,554       2,435,337
Other liabilities                                                 272,777          290,788         294,837
Deferred income taxes                                             334,176          326,137         285,497
Convertible notes                                                 112,440          105,936         166,982
Minority interest                                                  12,677           20,556          22,238

Shareholders' equity:
     Capital stock (note 6)                                     1,701,393        1,631,241       1,647,323
     Additional paid-in capital                                   104,586          104,586         106,713
     Retained earnings                                            884,942          870,272         719,096
     Translation adjustment                                      (169,197)        (132,219)       (113,721)
                                                               ----------       ----------      ----------
                                                                2,521,724        2,473,880       2,359,411
                                                               ----------       ----------      ----------
                                                               $6,300,893       $6,484,660      $6,529,765
                                                               ==========       ==========      ==========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2001 and 2000
(Tabular amounts are expressed in thousands of US dollars)
(Unaudited)


1.   BASIS OF PRESENTATION

     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

     The Consolidated Financial Statements have been prepared using the same accounting policies as described in the latest Annual Report with exception of the new standard described below. In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.


2.   BUSINESS ACQUISITIONS

     The Company made several business acquisitions in the first quarter of 2001, which were accounted for using the purchase method. In Spain, the Company purchased a controlling interest in Espacio y Punto. The Company completed several business acquisitions complementary to its Latin American operations, including the redemption of minority interests and the acquisition of 75% of Grafica Melhoramentos in Brazil.


3.   ASSET SECURITIZATION

     During the second quarter ended June 30, 2001, the Company sold a portion of its European trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 150 million Euro ($127 million). As at June 30, 2001, the amount outstanding under the European Program was 135 million Euro ($114 million).


4.   RESTRUCTURING AND OTHER CHARGES

     As of January 1, 2001, the balance of the restructuring reserve was $18 million; this related to the termination of employees in Europe in response to difficult market conditions, as well as to changes in the Company's digital strategy. The Company used $9 million of restructuring reserve during the six month period ended June 30, 2001.

5.   LONG-TERM DEBT

     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These Notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

     In the first six months ended June 30, 2001, at the request of the Company, the remaining balance of its acquisition bank facility was cancelled.


6.   CAPITAL STOCK

     (a)    Issued and outstanding First Preferred Shares Series 4

            In the first quarter of 2001, the Company issued 8 million First Preferred Shares Series 4 for a cash consideration of Cdn$200 million ($130 million) before share issue expenses of Cdn$5 million ($3 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 4 are entitled to fixed cumulative preferential cash dividends of Cdn$1.6875 per share per annum, payable quarterly.

     (b)    Share repurchase program

            During the six month period ended June 30, 2001, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2000, a total of 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn$115 million ($79 million).

            In addition, the Company repurchased for cancellation under the Normal Course Issuer Bid program announced on April 2, 2001, a total of 1,339,100 Subordinate Voting Shares for a net cash consideration of Cdn$52 million ($36 million). This program is effective over the period from April 6, 2001 to April 5, 2002.


7.   EARNINGS PER SHARE

     The following table provides a reconciliation between basic and diluted earnings per share:

                                                              Three months             Six months
                                                          -------------------     -------------------
                                                              2001       2000         2001       2000
                                                          --------   --------     --------   --------
     Net income available to holders of equity shares     $ 58,577   $ 60,240     $ 97,817   $ 95,267

     Income impact on assumed conversion of
       convertible notes                                     1,117        674        2,233      1,701
                                                          --------   --------     --------   --------
                                                          $ 59,694   $ 60,914     $100,050   $ 96,968
                                                          ========   ========     ========   ========

     (In thousands)
     Weighted average shares outstanding                   142,719    147,434      143,888    147,571

     Effect of dilutive securities and stock options         4,612      4,743        4,283      4,730
                                                          --------   --------     --------   --------
     Weighted average diluted shares outstanding           147,331    152,177      148,171    152,301
                                                          ========   ========     ========   ========
     Basic earnings per share                             $   0.41   $   0.41     $   0.68   $   0.65
     Diluted earnings per share                           $   0.41   $   0.40     $   0.68   $   0.64
                                                          ========   ========     ========   ========

8.   Segment disclosure

     The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

                                             North                    Latin                 Inter-
                                           America       Europe     America       Other    Segment          Total
                                        ----------     --------     -------     -------     -----      ----------

     Second quarter ended June 30,

     2001
     REVENUES                           $1,252,425     $213,345     $36,700     $     -     $(201)     $1,502,269
     OPERATING INCOME                      138,972       16,288       2,412       1,317         -         158,989

     2000
     Revenues                            1,304,787      217,831      26,277           -       157       1,549,052
     Operating income                      145,413       14,861       1,242       6,176         -         167,692
                                        ==========     ========     =======     =======     =====      ==========

     Six months ended June 30,

     2001
     REVENUES                           $2,568,060     $440,422     $70,849     $     -     $(319)     $3,079,012
     OPERATING INCOME                      263,994       29,115       4,323      (2,047)        -         295,385

     2000
     Revenues                            2,682,461      445,175      51,736           -       119       3,179,491
     Operating income                      265,019       28,286       2,943       9,690         -         305,938
                                        ==========     ========     =======     =======     =====      ==========

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       QUEBECOR WORLD INC.



                       By:    /s/Michael Young
                              -------------
                       Name:  Michael Young
                       Title: Vice President and Corporate Controller



Date: July 26, 2001